Rio Tinto

Notice to ASX/LSE

EXHIBIT 99.1

Rio Tinto releases first quarter 2025 production results

16 April 2025

Solid performance while growth projects move ahead with pace

Rio Tinto Chief Executive Jakob Stausholm said: "We continued to see strong operational improvement with the Oyu Tolgoi copper mine and our bauxite operations delivering record months for production in March. Production was affected, however, by extreme weather events that impacted our Pilbara iron ore operations.

"We are making excellent progress with our major projects to deliver profitable organic growth. We achieved first iron ore at Western Range in the Pilbara and the Simandou high-grade iron ore project in Guinea remains on track. After successful completion of the Arcadium acquisition in March, we are advancing to establish a world-class lithium business.

"We will continue to drive progress towards our long-term strategy to deliver profitable growth, attractive shareholder returns and build a stronger, more diversified business."

1. Executive Summary

- **Production and cost guidance for the year on track**, with Pilbara iron ore shipments expected to be at the lower end of guidance due to the losses sustained from extreme weather events in Q1.
- **Oyu Tolgoi achieved record copper production in March** in line with our underground mine ramp-up plan.
- **Bauxite hit record first quarter production** and a **monthly production record in March.**
- **World-class lithium business now up and running:**
  - Following **completion of the Arcadium acquisition** in March, we **formed Rio Tinto Lithium**, combining Arcadium assets and our Rincon project.
- Development of the **Simandou** high-grade iron ore project, **on schedule, proceeding at an impressive pace.**
- **Pilbara Iron Ore replacement projects progressing** as expected:
  - **Western Range** achieved first ore through the new crushing and conveying circuit, on plan.
  - **Brockman Syncline 1** investment approved ($1.8 billion) following receipt of all necessary approvals.

Production[1]		Q1 2025	vs Q1 2024	vs Q4 2024	2025 guidance[5]	Guidance status
Pilbara iron ore shipments (100% basis)	Mt	70.7	-9%	-17%	323 to 338	Unchanged[6]
Pilbara iron ore production (100% basis)	Mt	69.8	-10%	-19%	NA	Unchanged
Bauxite	Mt	15.0	+12%	-3%	57 to 59	Unchanged
Alumina	Mt	1.9	+3%	-4%	7.4 to 7.8	Unchanged
Aluminium[2]	Mt	0.83	+0%	-1%	3.25 to 3.45	Unchanged
Copper (consolidated basis)[3]	kt	210	+16%	-8%	780 to 850	Unchanged
Titanium dioxide slag	Mt	0.2	-12%	-5%	1.0 to 1.2	Unchanged
IOC[4] iron ore pellets and concentrate	Mt	2.3	-11%	-9%	9.7 to 11.4	Unchanged
Boric oxide equivalent	Mt	0.1	-4%	-11%	~0.5	Unchanged

[1] Rio Tinto share unless otherwise stated. [2] Includes primary aluminium only. [3] From Q1 2025, we report copper production and guidance as one metric, in order to simplify reporting and align with peer practices. For further details see slide 90 of our Investor Seminar 2024 presentation. [4] Iron Ore Company of Canada. [5] See further notes in Section 2, 2025 guidance. [6] At the lower end of guidance.

Rio Tinto | First quarter operations review 1

2. 2025 guidance Production guidance • 2025 production guidance is unchanged. Pilbara iron ore shipments • Pilbara iron ore shipments are expected to be at the lower end of guidance due to the losses sustained from the four cyclones in Q1 (as previously announced around 13 million tonnes). Mitigation plans are in place to offset around half of this and will require an additional investment of around A$150 million for rectification works and contracting mining activities. Lower volumes and recovery costs will be offset by a weaker than expected Australian dollar. • Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. The system has limited ability to mitigate further losses from weather if incurred. Bauxite production • Guidance remains subject to weather impacts. Unit cost guidance • 2025 unit cost guidance is unchanged, based on current parameters. Unit costs 2025 guidance Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne 23.0-24.50 Copper C1 net unit costs (includes Kennecott, Oyu Tolgoi and Escondida) - US cents per lb 130-150 Capital guidance • Guidance for our share of capital investment is unchanged at ~$11 billion in 2025, which includes our initial view of the Arcadium lithium capital profile. 3. Group financial update Expenditure on exploration and evaluation • Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2025 was $141 million, compared with $214 million in 2024. Approximately 35% of the spend was by central exploration, 10% by Minerals (with the majority focusing on lithium), 38% by Copper, 16% by Iron Ore and 1% by Aluminium. Qualifying expenditure on the Rincon project has been capitalised since 1 July 2024, accounting for most of the decrease in expense. Net debt • Completion of the acquisition of Arcadium on 6 March increased the group’s net debt by approximately $7.6 billion1. This includes the $6.7 billion acquisition price and the consolidation of Arcadium’s $0.9 billion net debt, which includes a $0.2 billion loan from Rio Tinto to Arcadium Lithium plc in January 2025. The inherited net debt reflected Arcadium’s commitment to develop its expansion projects, in a period of lower lithium prices. 1 Expected impact, subject to finalisation of acquisition accounting review. Rio Tinto | First quarter operations review 2

4. Our markets

Global economy: The global economy started the year positively with continued commodity demand growth and inflation seen to be easing or stabilising across major economies.

There was limited impact on our commodities from the imposition of tariffs in Q1. However, there is an uncertain future impact from tariffs on the commodity markets going forward.

Chinese economy: China has set a similar growth rate as last year, with announced policy support to aid the pivot from exports to domestic consumption. The property sector saw signs of stabilisation through improvements in new home sales and the drawdown of inventory. Compared to the same period last year, there was growth in most other sectors, including infrastructure, consumer durables and manufacturing.

US economy: The US economy performed solidly in Q1 led by consumer spending and the housing market showing signs of recovery. Going forward, economic activity may be affected by tariffs.

Iron ore

- China's crude steel production during Q1 was 2% lower compared to a year ago but maintained its annualised run-rate at more than one billion tonnes.
- Iron ore seaborne supply contracted by 3% YoY, and seaborne arrivals into China fell 9% YoY, due to weather impacts in both Australia and Brazil.
- China's iron ore inventories at 47 major ports were drawn down by 6Mt during the quarter to 150Mt.

Copper

- LME price supported by positive demand environment, while expectations for the production outlook have lowered in the market. Chicago Mercantile Exchange cash price traded above LME price, reflecting tariff risks.
- Copper concentrate markets remain exceptionally tight due to excess smelter capacity. Spot concentrate treatment and refining charges (TCRCs) continue to trade at all-time lows, resulting in production stoppages or curtailed operating rates for some smelters.

Aluminium

- LME quarterly average price supported by low global inventories and modest supply growth, but declined towards the end of the quarter given changes in trade policies.
- Regional price premiums rose in the US by 57% quarter-on-quarter to $725/t with the implementation of tariffs, but fell in Europe.
- Australian FOB alumina price declined given increased global supply.
- Chinese bauxite demand remained firm but spot prices fell on higher Guinean bauxite supply and lower refinery margins.

Lithium

- Lithium demand growth is positive reflecting strong global EV sales in first two months which were up 30% YoY, increasing at similar rates to the corresponding period last year.

Titanium dioxide

- Paint and pigment demand yet to gain momentum, with major downstream customers experiencing a slow start.

Borates

- Borates demand remained stable in Q1, albeit uneven across sectors. Agricultural growth was strong while housing sectors in Europe and China remain subdued. Trade flows are already adjusting in response to tariffs enacted in the US and China.

Index prices	Start of Q1 (02/01/25)	End of Q1 (31/03/25)	*% change start - end Q1*	Q4 2024 average	Q1 2025 average	*% change QoQ*
Iron ore ($/dmt CFR China)[1]	101	104	**3 %**	103	104	**0.3 %**
Copper (LME spot, c/lb)	394	439	**11 %**	417	424	**2 %**
Aluminium (LME spot, $/t)	2,536	2,519	**-1 %**	2,575	2,627	**2 %**

[1] *Monthly average Platts (CFR) index for 62% iron fines*

Rio Tinto | First quarter operations review 3

5. Iron Ore (Pilbara operations)

Rio Tinto share of production (Million tonnes)	Q1 2025	vs Q1 2024	vs Q4 2024
Pilbara Blend and SP10 Lump[1]	19.4	-3%	-17%
Pilbara Blend and SP10 Fines[1]	27.9	-7%	-21%
Robe Valley Lump	1.5	0%	-16%
Robe Valley Fines	2.0	-26%	-26%
Yandicoogina Fines (HIY)	9.3	-23%	-11%
Total Pilbara production	60.1	-9%	-18%
Total Pilbara production (100% basis)	69.8	-10%	-19%

Rio Tinto share of shipments (Million tonnes)	Q1 2025	vs Q1 2024	vs Q4 2024
Pilbara Blend Lump	9.8	-24%	-25%
Pilbara Blend Fines	18.8	-19%	-19%
Robe Valley Lump	1.2	-5%	-23%
Robe Valley Fines	2.2	-24%	-27%
Yandicoogina Fines (HIY)	9.3	-24%	-12%
SP10 Lump[1]	8.1	+81%	+11%
SP10 Fines[1]	11.4	+24%	-15%
Total Pilbara shipments[2]	60.9	-8%	-16%
Total Pilbara shipments (100% basis)[2]	70.7	-9%	-17%
Total Pilbara Shipments (consolidated basis)[2, 3]	62.5	-8%	-16%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Shipments includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q1:** production and shipping were affected by **significant weather events**, with the total losses from the four cyclones estimated to be around 13 million tonnes and SP10 levels accounting for 29% of Pilbara shipments (on a 100% basis).
- We have **mitigation plans** in place to offset around half of the 13 million tonne loss.
- The system was brought **back online** in early March following rectification works at the East Intercourse Island port facility.
- We achieved **improved performance in March** as we cleared stocks from the mines.
- As we announced on 16 October 2024, we are undertaking a review of our **product strategy**. We are currently engaging with customers to determine the highest value product strategy for our business and our customers.
- **Q1 sales:** ~10% of sales priced by reference to the prior quarter's average index lagged by one month:
  - remainder sold either on current quarter average, month average or on the spot market.
  - ~27% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q1 portside sales in China:** 8.6 million tonnes (6.5 million tonnes in the first quarter of 2024):
  - ~91% of our portside sales were either screened or blended in Chinese ports.
  - end-March: inventory levels at portside were 6.4 million tonnes, including 5.1 million tonnes of Pilbara product.

Rio Tinto | First quarter operations review 4

6. Aluminium

Rio Tinto share of production ('000 tonnes)	Q1 2025	vs Q1 2024	vs Q4 2024
Bauxite	**14,966**	+12%	-3%
Bauxite third party shipments	**9,807**	+15%	-8%
Alumina	**1,921**	+3%	-4%
Aluminium	**829**	+0%	-1%
Recycled aluminium	**66**	-11%	+14%

Bauxite

- **Q1**: achieved a **first quarter production record** and a **record production month for March:**
  - **Amrun** continued to operate **above nameplate capacity** as implementation of the Safe Production System drives higher plant availability and utilisation rates.

Alumina

- **YoY:** progress made stabilising operations following the gas disruptions experienced last year.
- **Queensland Alumina Limited (QAL)**: as the result of sanction measures by the Australian Government, Rio Tinto has taken on 100% of capacity of QAL for as long as the sanctions continue. With the end of the QAL participation agreement at the end of December 2024, **QAL and Rio Tinto have entered into a new two-year tolling agreement for 100% of the capacity**, effectively making QAL a tolling entity exclusively for Rio Tinto. This additional output is excluded from the production tables in this report as QAL remains 80% owned by Rio Tinto and 20% owned by Rusal.

Aluminium

- **Q1:** operations are stable and performing well with continuous improvements offsetting external challenges that impacted production at our New Zealand Aluminium Smelter (NZAS) and Kitimat.
  - **NZAS:** production impacted by a call from Meridian Energy to reduce electricity usage by 50 MW from early March to end August, for which we are compensated. The subsequent ramp-up is expected to run until mid to late October.
  - **Kitimat:** our energy supply and production continues to be impacted by lower reservoir levels.

Recycled aluminium

- **Q1:** production rose due to gradually **improving market conditions.**

Rio Tinto | First quarter operations review 5

7. Copper

Rio Tinto production[1] ('000 tonnes)	Q1 2025	vs Q1 2024	vs Q4 2024
Copper			
Kennecott - Refined metal[2]	**42**	-11%	-24%
Escondida - Metal in concentrates	**89**	+24%	-5%
Escondida - Refined metal	**14**	-8%	+2%
Oyu Tolgoi - Metal in concentrates	**65**	+42%	-2%
Total copper production (consolidated basis[1])	**210**	+16%	-8%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 8.3 thousand tonnes of cathode produced from purchased concentrate in the first quarter 2025. Purchased and tolled copper concentrates are excluded from reported production figures and production guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- **Q1:** continue to **successfully navigate through challenging geotechnical conditions** in the south wall of the mine with minor resequencing.
- **YoY:** lower production due to lower concentrate stockpiles driven by geotech issues which accelerated in Q2 2024.

Escondida

- **Q1:** seasonal tidal swells impacted shipments which had a knock-on effect through the value chain given stockpile capacity at the port. This resulted in lower throughput and lower concentrate production, alongside a nationwide blackout in February.
- **YoY:** higher concentrate production mainly due to higher ore grade feed, driven by a change in mine sequence.

Oyu Tolgoi

- **March was a record production month:**
  - underground mine continued to set material handling records achieving average of 28ktpd and record highs of 45ktpd.
- **Q1:** production fell marginally due to lower mill feed given planned maintenance activity at the underground mine and concentrator in January and February, respectively.
- **YoY: on track for >50% increase in production**, with growth weighted to the second half of the year when concentrator conversion is fully commissioned and primary crusher 2 is complete.
- Project **ramp-up remains on track** to reach an average of 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) for the underground and open pit mines for the years 2028 to 2036:[1]
  - intensifying our work with all stakeholders towards a longer-term solution for mining in the Entrée joint venture area (which is within Panel 1).

[1]The 500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

Rio Tinto | First quarter operations review 6

8. Minerals

Rio Tinto share of production (million tonnes)	Q1 2025	vs Q1 2024	vs Q4 2024
Iron ore pellets and concentrate			
IOC	**2.3**	-11%	-9%

Rio Tinto share of production ('000 tonnes)	Q1 2025	vs Q1 2024	vs Q4 2024
Minerals			
Borates - B_2O_3 content	**117**	-4%	-11%
Titanium dioxide slag	**223**	-12%	-5%

Rio Tinto share of production ('000 carats)	Q1 2025	vs Q1 2024	vs Q4 2024
Diavik	**942**	+27%	+22%

Iron Ore Company of Canada (IOC)

- **Q1:** focused heavily on mine pit heath, made good progress on waste removal and **achieved a first quarter record for movement of material.** However, output was reduced at the concentrator due to **lower weight yield** (vs ore planned) which will be addressed as we make changes to the mine plan over the next few months.

Borates

- **Q1:** operational challenges in January and February, due to **unscheduled plant outage** to address process line scaling issues, which have now been permanently resolved.

Iron and Titanium

- **Q1:** lower production as Richards Bay Minerals (RBM) conducted **maintenance shutdowns on its roasters** reducing furnace feed availability.
- In February, we **restarted a furnace** at RTIT Quebec Operations, following its successful rebuild. We now operate seven (out of nine) furnaces in Quebec and three out of four furnaces at RBM. RTIT is thus well-positioned to meet market demand going forward.

Lithium

- **Q1:** full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis).

Rio Tinto | First quarter operations review 7

9. Capital Projects

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Western Range **Location:** WA, Australia **Ownership:** Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%) **Capacity:** 25 Mtpa **Approval:** Sept 2022 **Planned first production:** H1 2025 **To note:** The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant.	$1.3bn (Rio Tinto share)[1]	• **First ore achieved** via the new crushing and conveying circuit in March, on plan • Remainder of non-critical construction expected to be completed in Q2 with production ramp-up over the remainder of 2025
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** Oct 2024 (Mar 2025 was government approvals) **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA and sustain production from iron ore operations	$1.8bn	• **Received all necessary State and Federal Government approvals** • Commencement of main works construction now enabled
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa (27 Mtpa RT share) **Approval:** July 2024 **Planned first production:** 2025 at mine gate, ramping up over 30 months to full capacity **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[2] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 million tonnes per year of iron ore mined by SimFer's and WCS's respective mining concessions.[3] The SimFer joint venture[4] will develop, own and operate a 60 million tonne per year[5] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• **SimFer mine[4] is on track** • **SimFer mine -** bulk earthworks are progressing and permanent process facilities installation will commence in Q2 • **SimFer rail spur -** is progressing well with all bridge piers complete, tunnel excavation close to completion and rail installation on plan (connects the multi-use TransGuinean railway line from our mine operations to the port facilities) • **SimFer port -** continues to advance with the commencement of the car dumper structure construction with preparations underway to mobilise at the shipyard in China to start fabrication of the transhipment vessels in Q2 • **Workforce** across all the SimFer scope of mine, rail and port has reached 18,900 with 81% national Guinean participation • Reporting from our partners confirms that **non-managed infrastructure construction is progressing well and is on track**

Rio Tinto | First quarter operations review 8

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Planned start date:** Commissioning is expected in H1 2026, smelter fully ramped up by end of 2026 **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which will open in the fourth quarter of 2025.	$1.1bn	• Project work progresses • Construction progress included mechanical, piping, electrical and instrumentation activities with prioritisation on building activities
Copper		
Project: Oyu Tolgoi underground mine **Location:** Mongolia **Ownership:** Rio Tinto (66%), Government of Mongolia (34%) **Capacity:** from both the open pit and underground mines, average of ~500kt[6] per year from 2028 to 2036. **Approval:** 2016 **Planned production:** 2024, ramp-up till 2028 **To note:** Oyu Tolgoi is set to become the world's 4th largest copper mine by 2030	$7.06bn	• **Conveyor to surface system** (transports ore from a depth of 1,300 metres to concentrator) - now fully operational and providing the necessary material handling capability to support the underground mining ramp-up • **Concentrator conversion** - the floatation priority works now commissioned, with the remaining works to be completed through Q2 2025 • **Primary crusher 2** - construction progressing to plan and remains on track to be completed during Q4 2025
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Project work progresses
Project: Kennecott North Rim Skarn (NRS)[7] underground development **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Capacity:** around 250,000 tonnes through to 2033[8] **Approval:** June 2023 **Planned first production:** H2 2025 **To note:** Original approval for $0.5bn with a further $0.1 billion approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• Project work progresses

Rio Tinto | First quarter operations review 9

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** total of 60kt per year (battery grade lithium carbonate) **Approval:** Dec 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3kt starter plant and 57kt expansion plant. The mine is expected to have a 40-year[9] life and operate in the first quartile of the cost curve.	$2.5bn	• **Starter plant** - construction reached substantial completion, with final system testing and commissioning planned in Q2 • **Expansion project** - construction is scheduled to begin in mid-2025, subject to permitting
Project: Fenix **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10ktpa LCE (Battery Grade Lithium Carbonate) **Planned first production:** 2027 **To note:** product is carbonate, chloride	$0.7bn	• Project work progresses
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15ktpa **Planned first production:** 2027 **To note:** product is carbonate	$0.7bn	• Project work progresses
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Rio Tinto (50%), Investissement Québec (50%) **Capacity:** 28kpta LCE (100%) **Planned first production:** 2028 **To note:** product is integrated lithium hydroxide	$1.1bn (Rio Tinto share)	• Project work progresses

Rio Tinto | First quarter operations review 10

1. Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades. 2. WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%. 3. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines. 4. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations. 5. The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. 6. The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed. 7. The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves. 8. The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed. 9. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Rio Tinto | First quarter operations review 11

10. Future Projects Project Status Iron Ore: Pilbara brownfields Projects: Pilbara mine replacement projects - Hope Downs 1 (including Hope Downs 2 and Bedded Hilltop), Greater Nammuldi and West Angelas Location: WA, Australia Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years. • Continue to advance our next tranche of Pilbara mine replacement projects • Environmental and heritage approvals are underway, with timelines subject to these approvals • The Greater Nammuldi project continues to progress at a rate behind the original development schedule Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%) Capacity: 40 Mtpa (initial capacity) First ore: end of decade To note: pre-feasibility study remains on track to be completed in 2025 subject to relevant approvals. The development would use Rio Tinto’s rail, port and power infrastructure. • Mitsui announced it agreed to acquire 40% interest in the Rhodes Ridge Joint Venture (RRJV) from Rio Tinto’s partners, subject to regulatory approvals and other closing conditions • Rio Tinto's 50% interest in the RRJV and the terms of the joint venture arrangements remain unchanged Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • Continue to await a decision from the U.S. Supreme Court on the petition filed by the Apache Stronghold requesting to hear its case to stop the land exchange between Resolution Copper and the federal government • Await re-publication of a Final Environmental Impact Statement by the United States Forest Service • Continue to advance partnerships with several federally- recognised Native American Tribes • While there is significant local support for the project, we respect the views of groups who oppose it and will continue our efforts to address concerns Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. The pre- feasibility study with the initial development of processing capacity of up to 10 million tonnes per year continues and is expected to be completed in 2025, along with the submission of an Environmental Review Document under the EPA Environmental Impact Assessment process. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • Continue to work with Sumitomo Metal Mining (SMM) to finalise definitive joint venture agreements • Progressing the pre-feasibility study Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project in Peru, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. First Quantum acquired a 55% stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Project work progresses Rio Tinto | First quarter operations review 12

Project Status Aluminium: Arctial partnership Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry- leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • Project work progresses Lithium Location: Canada and Argentina • Canada: work in progress at Galaxy • Argentina: work in progress at Cauchari, Fenix and Sal de Vida next phases Lithium: Jadar Location: Serbia Ownership: Rio Tinto (100%) To note: Development of the greenfield Jadar lithium-borates project in Serbia will include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant. • Continued the application process for obtaining the Exploitation Field Licence (EFL) (the EFL is essential for commencing fieldwork, including detailed geotechnical investigations) • We remain focused on consultation with all key stakeholders, including providing comprehensive factual information about the project Rio Tinto | First quarter operations review 13

11. Exploration and evaluation

Commodities	Studies Stage	Advanced projects	Greenfield/ Brownfield programs	QoQ change
Bauxite			East Arnhemland, Australia	
Battery Materials	Lithium borates: Jadar, Serbia Lithium carbonates: Argentina Nickel: Tamarack, US (3rd party operated)		Nickel Greenfield: Finland Lithium Greenfield: Australia, Canada, Chile, China, Finland, Kazakhstan, Rwanda, US	Added Lithium carbonates, Argentina in reference to multiple expansions studies on existing brownfield operations acquired through Arcadium Lithium
Copper	Copper/molybdenum: Resolution, US Copper/gold: Winu, Australia	Copper: Nuevo Cobre, Chile La Granja, Peru (3rd party operated)	Copper Greenfield: Angola, Australia, Chile, China, Colombia, Kazakhstan, Laos, Peru, Papua New Guinea, Serbia, US, Zambia	Progressed Nuevo Cobre project to the Advanced project stage based on an expanded 2025 work programme Removed Copper Brownfields (Bingham and Winu) with completion of work programmes
Diamonds		Chiri, Angola		
Iron Ore	Pilbara, Australia	Pilbara, Australia	Greenfield and Brownfield: Pilbara, Australia	
Minerals	Heavy Mineral Sands: Mutamba, Mozambique Rutile-graphite: Kasiya, Malawi (3rd party operated)	Potash: Texas, Canada. HMS: Kamiesberg, South Africa (3rd party operated).		Progressed Kasiya project to Studies stage based on completion of Optimised Pre-Feasibility Study[1]

[1] On 22 January 2025, Sovereign Metals Limited announced the completion of an OPFS on the Kasiya rutile-graphite project in Malawi. The OPFS was completed with oversight from the Sovereign-Rio Tinto technical committee.

- Rio Tinto has a strong portfolio of projects with **activity in 17 countries across eight commodities** in early exploration and studies stages.
- Bulk of the exploration expenditure is focused on copper in Angola, Chile, Colombia, Peru and the US, lithium in Canada, Rwanda, Chile and Australia and diamonds in Angola.

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12. First quarter public releases 2 January 2025 | Missing crew member from Rio Tinto Marine vessel 15 January 2025 | UNBC appoints two Research Chairs in partnership with Rio Tinto 20 January 2025 | Rio Tinto welcomes Australian Government support for low-carbon aluminium 22 January 2025 | Indigital and Rio Tinto launch ‘Caring for Country’ program to combine Indigenous knowledge and technology for biodiversity conservation 24 January 2025 | Rio Tinto provides Iron Ore update following Tropical Cyclone Sean 28 January 2025 | Pilbara Aboriginal art on show to international audiences in 2025 30 January 2025 | Rio Tinto and Hydro partner on carbon capture technologies for aluminium smelters 30 January 2025 | Richards Bay Minerals signs PPA agreement with Red Rocket South Africa 5 February 2025 | New partnership to strengthen water security in the Pilbara 7 February 2025 | Rio Tinto U.S. Borax donates $600,000 to support communities impacted by Los Angeles Wildfires 12 February 2025 | Rio Tinto donates A$750,000 to Queensland flood relief and recovery efforts 13 February 2025 | Safety is Rio Tinto’s priority as Tropical Cyclone Zelia intensifies 16 February 2025 | Rio Tinto provides Iron Ore update following Tropical Cyclone Zelia 19 February 2025 | Rio Tinto notes Mitsui has agreed to join Rhodes Ridge Joint Venture 20 February 2025 | Rio Tinto: Strong operating performance underpins financial results 20 February 2025 | Rio Tinto Board changes 21 February 2025 | Argyle Pink Diamonds™ and West Australian Ballet collaborate on unique Rare Gem partnership 26 February 2025 | Rio Tinto conducts first renewable diesel trial across Pilbara iron ore operations 3 March 2025 | Shipping resumes at Rio Tinto’s East Intercourse Island facility at Dampier Port 6 March 2025 | Rio Tinto to invest $1.8 billion to develop Brockman mine extension in Western Australia’s Pilbara 6 March 2025 | Rio Tinto completes acquisition of Arcadium Lithium 10 March 2025 | Autonomous Bougainville Government, Bougainville Copper Limited and Rio Tinto hold first roundtable to address Panguna Mine Legacy 12 March 2025 | Rio Tinto Finance (USA) plc prices US$9.0 billion of fixed and floating rate notes 13 March 2025 | Rio Tinto and Edify Energy sign landmark solar and battery agreement for Rio Tinto’s Gladstone operations 14 March 2025 | Rio Tinto donates A$1 million to Australian Red Cross for Cyclone Alfred relief 19 March 2025 | Statement on AGM resolution to review the Rio Tinto dual- listed companies structure 27 March 2025 | Rio Tinto releases details of $8.4 billion of taxes and royalties paid in 2024 27 March 2025 | Rio Tinto launches South Gobi Underground Mass Mining Institute at its world class Oyu Tolgoi copper mine 13. First quarter production tables Please find our Excel production tables on our website here. Rio Tinto | First quarter operations review 15

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Americas Jesse Riseborough M +61 436 653 412 Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Rio Tinto | First quarter operations review 16

Forward-looking statement This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | First quarter operations review 17